UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Brigham Minerals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

10918L103

(CUSIP Number)

April 23, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10918L103

1.	Name of Reporting Person Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,810,102 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,810,102 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,102 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 2,810,102 shares of Class B common stock, $0.01 par value per share (“Class B Common Stock”), of Brigham Minerals, Inc. (the “Issuer”) and 2,810,102 Brigham Minerals Holdings, LLC (“Brigham LLC”) common units (“Brigham LLC Units”). Pursuant to the First Amended and Restated Limited Liability Company Agreement of Brigham LLC (the “Brigham LLC Agreement”), at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of the Issuer or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus XI (E&P) Partners-A (Brigham), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 216,521 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 216,521 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,521 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 216,521 shares of Class B Common Stock and 216,521 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Energy (E&P)-A (Brigham), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,276,984 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,276,984 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,984 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 2,276,984 shares of Class B Common Stock and 2,276,984 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,522 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,522 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,522 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 137,522 shares of Class B Common Stock and 137,522 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons WP Brigham Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 348,928 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 348,928 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 348,928 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 348,928 shares of Class B Common Stock and 348,928 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Brigham Parent Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,856,823 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,856,823 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,856,823 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4.
(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019.

CUSIP No. 10918L103

1.	Name of Reporting Persons WP Energy Brigham Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 219,934 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 219,934 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,934 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 219,934 shares of Class B Common Stock and 219,934 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons WP Energy Partners Brigham Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 18,008 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 18,008 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,008 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 18,008 shares of Class B Common Stock and 18,008 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Private Equity (E&P) XI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,810,102 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,810,102 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,102 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 2,810,102 shares of Class B Common Stock and 2,810,102 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus XI (E&P) Partners-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 216,521 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 216,521 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,521 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 216,521 shares of Class B Common Stock and 216,521 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Energy (E&P)-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,276,984 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,276,894 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,984 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 2,276,984 shares of Class B Common Stock and 2,276,984 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Energy (E&P) Partners-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 137,522 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 137,522 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 137,522 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 137,522 shares of Class B Common Stock and 137,522 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus (E&P) XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,232,374 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,232,374 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,232,374 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 3,856,823 shares of Class A Common Stock, 3,375,551 shares of Class B Common Stock and 3,375,551 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a) that are deemed to be beneficially owned by the Reporting Person due to the Reporting Person’s shares of Class B Common Stock and Brigham LLC Units.

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus (E&P) XI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,232,374 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,232,374 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,232,374 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 3,856,823 shares of Class A Common Stock, 3,375,551 shares of Class B Common Stock and 3,375,551 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a) that are deemed to be beneficially owned by the Reporting Person due to the Reporting Person’s shares of Class B Common Stock and Brigham LLC Units.

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Partners (E&P) XI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,232,374 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,232,374 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,232,374 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 3,856,823 shares of Class A Common Stock, 3,375,551 shares of Class B Common Stock and 3,375,551 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a) that are deemed to be beneficially owned by the Reporting Person due to the Reporting Person’s shares of Class B Common Stock and Brigham LLC Units.

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus (E&P) Energy GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,652,448 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,652,448 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,652,448 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 2,652,448 shares of Class B Common Stock and 2,652,448 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus (E&P) Energy LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,652,448 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,652,448 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,652,448 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 2,652,448 shares of Class B Common Stock and 2,652,448 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus Partners II (US), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,884,822 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,884,822 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,884,822 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

See Item 4. Consists of 3,856,823 shares of Class A Common Stock, 6,027,999 shares of Class B Common Stock and 6,027,999 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a) that are deemed to be beneficially owned by the Reporting Person due to the Reporting Person’s shares of Class B Common Stock and Brigham LLC Units.

CUSIP No. 10918L103

1.	Name of Reporting Persons Warburg Pincus & Company US, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,884,822 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,884,822 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,884,822 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.8% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

See Item 4. Consists of 3,856,823 shares of Class A Common Stock, 6,027,999 shares of Class B Common Stock and 6,027,999 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a) that are deemed to be beneficially owned by the Reporting Person due to the Reporting Person’s shares of Class B Common Stock and Brigham LLC Units.

CUSIP No. 10918L103

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,027,999 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,027,999 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,027,999 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.1% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 6,027,999 shares of Class B Common Stock and 6,027,999 Brigham LLC Units. Pursuant to the Brigham LLC Agreement, at the request of the holder, each Brigham LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at Brigham LLC’s election, a newly-issued share of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 9 (assuming redemption of all Brigham LLC Units, together with all shares of Class B Common Stock, beneficially owned by the Reporting Person for shares of Class A Common Stock) by (b) the sum of (i) 33,898,300 outstanding shares of Class A Common Stock, as reported in the Prospectus filed by the Issuer with the SEC on December 13, 2019, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 10918L103

1.	Name of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 10918L103

1.	Name of Reporting Persons Joseph Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Brigham Minerals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5914 W. Courtyard Drive, Suite 150, Austin, Texas 78730

Item 2.

(a)	Name of Person Filing:

1. Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC, a Delaware limited liability company

2. Warburg Pincus XI (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company

3. Warburg Pincus Energy (E&P)-A (Brigham), LLC, a Delaware limited liability company

4. Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC, a Delaware limited liability company

5. WP Brigham Holdings, L.P., a Delaware limited partnership

6. Brigham Parent Holdings, L.P., a Delaware limited partnership

7. WP Energy Brigham Holdings, L.P., a Delaware limited partnership

8. WP Energy Partners Brigham Holdings, L.P., a Delaware limited partnership

9. Warburg Pincus Private Equity (E&P) XI-A, L.P., a Delaware limited partnership

10. Warburg Pincus XI (E&P) Partners-A, L.P., a Delaware limited partnership

11. Warburg Pincus Energy (E&P)-A, L.P., a Delaware limited partnership

12. Warburg Pincus Energy (E&P) Partners-A, L.P., a Delaware limited partnership

13. Warburg Pincus (E&P) XI, L.P., a Delaware limited partnership

14. Warburg Pincus (E&P) XI LLC, a Delaware limited liability company

15. Warburg Pincus Partners (E&P) XI LLC, a Delaware limited liability company

16. Warburg Pincus (E&P) Energy GP, L.P., a Delaware limited partnership

17. Warburg Pincus (E&P) Energy LLC, a Delaware limited liability company

18. Warburg Pincus Partners II (US), L.P., a Delaware limited liability partnership

19. Warburg Pincus & Company US, LLC, a Delaware limited liability company

20. Warburg Pincus LLC, a Delaware limited liability company

21. Charles R. Kaye, a United States citizen

22. Joseph P. Landy, a United States citizen

The persons listed above are collectively referred to herein as the “Reporting Persons.” The persons listed above, excluding Messrs. Kaye and Landy, are collectively referred to herein as the “Reporting Entities.”

(b)	Address of Principal Business Office or, if None, Residence:

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(c)	Citizenship:

See Item 2(a).

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number:

10918L103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information required by Item 4 is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC directly holds 2,810,102 shares of Class B Common Stock and 2,810,102 Brigham LLC Units. Warburg Pincus XI (E&P) Partners-A (Brigham), LLC directly holds 216,521 shares of Class B Common Stock and 216,521 Brigham LLC Units. Warburg Pincus Energy (E&P)-A (Brigham), LLC directly holds 2,276,984 shares of Class B Common Stock and 2,276,984 Brigham LLC Units. Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC directly holds 137,522 shares of Class B Common Stock and 137,522 Brigham LLC Units. WP Brigham Holdings, L.P. directly holds 348,928 shares of Class B Common Stock and 348,928 Brigham LLC Units. Brigham Parent Holdings, L.P. directly holds 3,856,823 shares of Class A Common Stock. WP Energy Brigham Holdings, L.P. directly holds 219,934 shares of Class B Common Stock and 219,934 Brigham LLC Units. WP Energy Partners Brigham Holdings, L.P. directly holds 18,008 shares of Class B Common Stock and 18,008 Brigham LLC Units.

Warburg Pincus Private Equity (E&P) XI-A, L.P. (“WPPE E&P XI-A”) is the sole member of Warburg Pincus Private Equity (E&P) XI-A (Brigham), LLC. Warburg Pincus XI (E&P) Partners-A, L.P. (“WP XI E&P Partners-A”) is the sole member of Warburg Pincus XI (E&P) Partners-A (Brigham), LLC. Warburg Pincus Energy (E&P)-A, L.P. (“WPE E&P-A”) is the sole and managing member of Warburg Pincus Energy (E&P)-A (Brigham), LLC. Warburg Pincus Energy (E&P) Partners-A, L.P. (“WPE E&P Partners-A”) is the sole and managing member of Warburg Pincus Energy (E&P) Partners-A (Brigham), LLC.

Warburg Pincus (E&P) XI, L.P. (“WP XI E&P GP”) is the general partner of each of WP Brigham Holdings, L.P. (“WP Brigham Holdings”), WPPE E&P XI-A, WP XI E&P Partners-A and Brigham Parent Holdings. Warburg Pincus (E&P) XI LLC (“WP XI E&P LLC”) is the general partner of WP XI E&P GP. Warburg Pincus Partners (E&P) XI LLC (“WP Partners E&P XI LLC”) is the sole member of WP XI E&P LLC. Warburg Pincus Partners II (US), L.P. (“WPP II US”) is the managing member of WP Partners E&P XI LLC. Warburg Pincus & Company US, LLC (“Warburg Pincus US”) is the general partner of WPP II US.

Warburg Pincus (E&P) Energy GP, L.P. (“WPE E&P GP”) is the general partner of each of WP Energy Brigham Holdings, L.P. (“WPE Brigham Holdings”), WP Energy Partners Brigham Holdings, L.P. (“WPE Partners Brigham Holdings”), WPE E&P-A and WPE E&P Partners-A. Warburg Pincus (E&P) Energy LLC (“WPE E&P LLC”) is the general partner of WPE E&P GP. WPP II US is the managing member of WPE E&P LLC. As noted above, Warburg Pincus US is the general partner of WPP II US. Warburg Pincus is the manager of each of WP Brigham Holdings, WPPE E&P XI-A, WP XI E&P Partners-A, WPE Brigham Holdings, WPE Partners Brigham Holdings, WPE E&P-A and WPE E&P Partners-A. Messrs. Kaye and Landy are the Managing Members of Warburg Pincus US and the Managing Members and Co-Chief Executive Officers of Warburg Pincus.

Each Reporting Entity expressly disclaims beneficial ownership with respect to any shares of Class A Common Stock, any shares of Class B Common Stock or Brigham LLC Units, as applicable, in excess of its economic interest therein.

Investment and voting decisions with respect to the shares of Class A Common Stock, shares of Class B Common Stock and Brigham LLC Units, as applicable, held by the Reporting Entities are made by a committee comprised of three or more individuals, which was established as of January 31, 2020. All members of such committee disclaim beneficial ownership of the securities held by the Reporting Entities. As a result of the establishment of such committee, Messrs. Kaye and Landy ceased to beneficially own shares of Class A Common Stock, shares of Class B Common Stock and Brigham LLC Units, as applicable, held by the Reporting Entities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof certain of the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

As of January 31, 2020, as a result of the establishment of the committee of three or more individuals described in Item 4, Messrs. Kaye and Landy each ceased to be the beneficial owner of more than five percent of the class of securities to which this Schedule 13G pertains.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Each Reporting Entity expressly disclaims beneficial ownership with respect to any shares of Class A Common Stock, any shares of Class B Common Stock or Brigham LLC Units, as applicable, in excess of its economic interest therein.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

WARBURG PINCUS PRIVATE EQUITY (E&P) XI-A (BRIGHAM), LLC

By:	Warburg Pincus Private Equity (E&P) XI-A, L.P., its sole member
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS XI (E&P) PARTNERS-A (BRIGHAM), LLC

By:	Warburg Pincus XI (E&P) Partners-A, L.P., its sole member
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

[Signature Page to Schedule 13G]

WARBURG PINCUS ENERGY (E&P)-A (BRIGHAM), LLC

By:	Warburg Pincus Energy (E&P)-A, L.P.,
its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P.,
its general partner
By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-A (BRIGHAM), LLC

By:	Warburg Pincus Energy (E&P) Partners-A, L.P., its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P.,
its general partner
By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP BRIGHAM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) XI, L.P.,
its general partner
By:	Warburg Pincus (E&P) XI LLC,
its general partner
By:	Warburg Pincus Partners (E&P) XI LLC,
its sole member
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

[Signature Page to Schedule 13G]

BRIGHAM PARENT HOLDINGS, L.P.

By:	Warburg Pincus (E&P) XI, L.P.,
its general partner
By:	Warburg Pincus (E&P) XI LLC,
its general partner
By:	Warburg Pincus Partners (E&P) XI LLC,
its sole member
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP ENERGY BRIGHAM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P.,
its general partner
By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WP ENERGY PARTNERS BRIGHAM HOLDINGS, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P.,
its general partner
By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

[Signature Page to Schedule 13G]

WARBURG PINCUS PRIVATE EQUITY (E&P) XI-A, L.P.

By:	Warburg Pincus (E&P) XI, L.P.,
its general partner
By:	Warburg Pincus (E&P) XI LLC,
its general partner
By:	Warburg Pincus Partners (E&P) XI LLC,
its sole member
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS XI (E&P) PARTNERS-A, L.P.

By:	Warburg Pincus (E&P) XI, L.P.,
its general partner
By:	Warburg Pincus (E&P) XI LLC,
its general partner
By:	Warburg Pincus Partners (E&P) XI LLC,
its sole member
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS ENERGY (E&P)-A, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P.,
its general partner
By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

[Signature Page to Schedule 13G]

WARBURG PINCUS ENERGY (E&P) PARTNERS-A, L.P.

By:	Warburg Pincus (E&P) Energy GP, L.P.,
its general partner
By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS (E&P) XI, L.P.

By:	Warburg Pincus (E&P) XI LLC,
its general partner
By:	Warburg Pincus Partners (E&P) XI LLC,
its sole member
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS (E&P) XI LLC

By:	Warburg Pincus Partners (E&P) XI LLC,
its sole member
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS PARTNERS (E&P) XI LLC

By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

[Signature Page to Schedule 13G]

WARBURG PINCUS (E&P) ENERGY GP, L.P.

By:	Warburg Pincus (E&P) Energy LLC,
its general partner
By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS (E&P) ENERGY LLC

By:	Warburg Pincus Partners II (US), L.P.,
its managing member
By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS PARTNERS II (US), L.P.

By:	Warburg Pincus & Company US, LLC,
its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS & COMPANY US, LLC

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS LLC

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

[Signature Page to Schedule 13G]

CHARLES R. KAYE

/s/ Robert B. Knauss
By: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

/s/ Robert B. Knauss
By: Robert B. Knauss, Attorney-in-Fact*

*

The Power of Attorney given by each of Messrs. Kaye and Landy was previously filed with the SEC on July 12, 2016 as an exhibit to the Schedule 13D filed by WEX Inc. and is hereby incorporated by reference.

[Signature Page to Schedule 13G]

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: February 7, 2020

WARBURG PINCUS PRIVATE EQUITY (E&P) XI-A (BRIGHAM), LLC
By:	Warburg Pincus Private Equity (E&P) XI-A, L.P., its sole member
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS XI (E&P) PARTNERS-A (BRIGHAM), LLC
By:	Warburg Pincus XI (E&P) Partners-A, L.P., its sole member
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

[Joint Filing Agreement]

WARBURG PINCUS ENERGY (E&P)-A (BRIGHAM), LLC
By:	Warburg Pincus Energy (E&P)-A, L.P., its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS ENERGY (E&P) PARTNERS-A (BRIGHAM), LLC
By:	Warburg Pincus Energy (E&P) Partners-A, L.P., its managing member
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP BRIGHAM HOLDINGS, L.P.
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

[Joint Filing Agreement]

BRIGHAM PARENT HOLDINGS, L.P.
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP ENERGY BRIGHAM HOLDINGS, L.P.
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WP ENERGY PARTNERS BRIGHAM HOLDINGS, L.P.
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

[Joint Filing Agreement]

WARBURG PINCUS PRIVATE EQUITY (E&P) XI-A, L.P.
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS XI (E&P) PARTNERS-A, L.P.
By:	Warburg Pincus (E&P) XI, L.P., its general partner
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS ENERGY (E&P)-A, L.P.
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

[Joint Filing Agreement]

WARBURG PINCUS ENERGY (E&P) PARTNERS-A, L.P.
By:	Warburg Pincus (E&P) Energy GP, L.P., its general partner
By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XI, L.P.
By:	Warburg Pincus (E&P) XI LLC, its general partner
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS (E&P) XI LLC
By:	Warburg Pincus Partners (E&P) XI LLC, its sole member
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorized Signatory

WARBURG PINCUS PARTNERS (E&P) XI LLC
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

[Joint Filing Agreement]

WARBURG PINCUS (E&P) ENERGY GP, L.P.

By:	Warburg Pincus (E&P) Energy LLC, its general partner
By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS (E&P) ENERGY LLC

By:	Warburg Pincus Partners II (US), L.P., its managing member
By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS PARTNERS II (US), L.P.

By:	Warburg Pincus & Company US, LLC, its general partner

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS & COMPANY US, LLC

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Authorized Signatory

WARBURG PINCUS LLC

/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

[Joint Filing Agreement]

CHARLES R. KAYE

/s/ Robert B. Knauss
By: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

/s/ Robert B. Knauss
By: Robert B. Knauss, Attorney-in-Fact*

*

The Power of Attorney given by each of Messrs. Kaye and Landy was previously filed with the SEC on July 12, 2016 as an exhibit to the Schedule 13D filed by WEX Inc. and is hereby incorporated by reference.

[Joint Filing Agreement]